COMPANY ANNOUNCEMENT

Brantford, Ontario, November 4, 2004 Wescast Industries Inc. (TSX: WCS.A; NASDAQ: WCST) today confirmed that union members at its machining plant in Strathroy, Ontario began a legal strike at 12:01 p.m. today.

Contingency plans are in place to ensure continued delivery of parts to customers.

About Wescast
Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates seven production facilities in North America, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

For further information please contact:
Mr. Ed Frackowiak Chairman & Chief Executive Officer
Wescast Industries Inc.
(519) 750-0000